UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced today that on July 31, 2026, its JVCO subsidiaries, Navigator Amundsen AS (formerly known as Amon Gas AS) and Navigator Archer AS (formerly known as Amon Gas II AS) (the “Borrowers”), entered into a senior secured post-delivery term loan (the “Facility Agreement”) with ING Bank N.V., London Branch, Société Générale and Oversea-Chinese Banking Corporation Limited (together, the “Lenders”), to finance the delivery of two 51,350 cubic metre capacity ammonia fuelled liquefied ammonia carriers which will also be capable of carrying liquefied petroleum gas (the “Newbuild Vessels”), and which are currently under construction in China.

Pursuant to the Facility Agreement, the Lenders have agreed to make available to the Borrowers up to $121,800,000 to finance, at delivery, up to 70% of the cost of the two Newbuild Vessels under the shipbuilding contracts entered into in July 2025 with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. Delivery of the two vessels is expected to occur in May 2028 and September 2028. All pre-delivery payments under the shipbuilding contracts and the remaining portion of the delivery instalments for the Newbuild Vessels will be funded from the cash resources of the Borrowers.

The Facility Agreement has a post-delivery tenor of six years, is secured by, among others, mortgages over the Newbuild Vessels, and amounts outstanding will bear interest at SOFR plus 1.35%, payable quarterly. Obligations of the Borrowers under the Facility Agreement are guaranteed by the Company and Navigator Amon Shipping AS, with the Facility Agreement containing certain conditions, covenants and events of default.

THE INFORMATION INCLUDED IN “ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT” OF THIS REPORT ON FORM 6-K (THE “INCORPORATED INFORMATION”) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	Facility Agreement for a senior secured post-delivery term loan facility of up to $121,800,000 dated 31 July 2026.

99.1	Press Release of Navigator Holdings Ltd. dated 3 August 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 3, 2026	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary